                                                                   EXHIBIT 99.3

Attachment to Dave Hunter's letter to all BI Employees - August 11, 2000

Questions & Answers Regarding the Kohlberg Transaction


Kohlberg & Company


Q.1   Who is Kohlberg and what other companies do they own?

A.1 Kohlberg & Company, L.L.C. is a privately owned investment firm that organizes and invests in management buy-outs. They currently own 12 portfolio companies. These companies are very diverse in size and business: chiropractic clinics and home care supplies as well as parking services and automotive products. Check their web site for more information: _HYPERLINK http://www.kohlberg.com. __www.kohlberg.com._

Q.2. There were several interested parties along the way. Why have we chosen Kohlberg?

A.2. Kohlberg shares the excitement and commitment of our purpose and mission. They view us as a prime investment among their portfolio of companies. They recognize that BI has a strong management team and value the work that we do. We found their approach of working and partnering with companies in which they invest both attractive and consistent with our values. Lastly, Kohlberg and BI both believe that a buyout investment can only succeed if the interests of management and investors align. We strongly believe that this transaction is a win for both Kohlberg and BI.

Q.3. How is a partnership with a financial partner different from a strategic partnership?

A.3. Strategic partners are typically in the same or similar business and usually join forces with companies like BI to enhance their product offerings or combine their customer bases to increase market penetration. A financial partner is primarily interested in taking us out of the public stock market and building the financial value of BI. The intent is eventually to re-enter the public market with increased value or sell to a strategic partner.


Organization Questions

Q.4. What will happen to the Officers and the structure of the company because of the transaction?

A.4. Kohlberg bought BI because of the strength and talent of our management team and employees. They are not corrections experts, therefore the intent is not to make changes to the officers or structure. They see tremendous potential for BI to make a significant difference in the markets we are serving while creating a substantial return on investment (ROI).

Q.5.  Will there be any organizational changes?

A.5. No. The deal itself will not impact our company organizationally. If required, however, the leadership team will make organizational changes that are necessary to obtain results and move the business in the right direction.

Q.6.  Will there be layoffs because of the deal?

A.6.  No.

Q.7.  What happens to the BI Board of Directors?

A.7. The BI board dissolves when the deal is complete and a new board is selected. Typically the board consists of the company CEO, majority membership from Kohlberg, and a member with industry or operating experience. Kohlberg reserves the right to select the new board.

Q.8.  Will this affect our company name?

A.8. No. The BI name is recognized in our market with quality and expertise that is unmatched in our industry.

Q.9.  Will BI Headquarters move to Kohlberg?

A.9 No. BI will remain an independent company in our current locations. It will not be managed by or moved to New York or California, where the Kohlberg offices reside.

Q.10. Will the monthly/quarterly progress to plan reporting be different?

A.10. Yes. We will no longer be required to report to the SEC or the stock analysts. In addition, we will no longer be required to send an annual report to shareholders. However, we will continue to communicate financial results internally on a regular basis.

Q.11. Will this deal make us more competitive?

A.11. The transaction itself does not make us more competitive. To be competitive we must continue to improve our processes, deliver outstanding customer service, and provide state of the art products and services. The completion of the transaction will, however, allow all of us more time to focus on becoming even more competitive

Q.12. Will the culture of the company change?

A.12. No. We are committed to the BI Precepts. As stated earlier these appear to be aligned with the way Kohlberg likes to do business and they are among many of the things that Kohlberg finds attractive about BI.

Q.13. How will this impact our customers?

A.13. There will be no direct impact. However, the completion of the transaction will permit all of us to sharpen our focus on customer relationships. In this sense the customers will benefit.


Transaction Questions

Q.14. How can I get more information about the partnership process that BI went through to strike a deal with Kohlberg? How was the deal price reached?

A.14. A full disclosure of the transaction and process will be mailed to all shareholders. Others may view a copy of the disclosure by contacting Human Resources.

Q.15. What happens to the $85 million that is paid by Kohlberg for the company?

A.15. The money is used to repurchase all outstanding BI stock, to pay stock option holders the difference between the option price and deal price of $8.25, and to pay off the existing bank debt of the company..

Q.16. How was the transaction completed?

A.16. BI hired Sun Trust Equitable Securities to help us look for potential partners. They worked with a special committee of the BI Board of Directors to negotiate this transaction.


Employee Questions

Q.17. What will happen to our benefits?

A.17. We will no longer have an Employee Stock Purchase Plan (ESPP). Other benefits are being reviewed in our normal budgeting process. We will be communicating with you over the next few weeks.

Q.18. What happens if I have stock that is under the market price that the company sold for? What happens if I own stock bought from the ESPP? What happens if I own stock purchased from the stock market? What happens if I own stock options/grants?

A.18. This information will be included in the disclosure documents that will be available in the next few weeks.

Q.19. Will the company continue to have a stock option program?

A.19. Yes. However, shares purchased pursuant to an option will not be salable until BI is sold or goes public again. There may be other modifications to the program as well, but the philosophy behind the program remains the same

Q.20. What happens to the portion of my current stock option that is not vested?

A.20. All stock options will become fully vested as of the closing of the transaction. If your option price is above $8.25 you will be reissued a new option with an equivalent value. If your option price is below $8.25 you will receive cash for the difference between the option price and $8.25 for each option share.

Q.21. How can I find out how much stock or how many options I have?

A.21. Sandy Lozinski (x1128) has option information. If you own stock in your Broker's name ("street" name) you need to call your broker for the information.

Q.22. Will there be additional career opportunities for BI employees at Kohlberg or any of Kohlberg's portfolio companies?

A.22. This is unlikely.


                   NOTICE TO ALL RECIPIENTS OF THIS MATERIAL

The foregoing constitutes preliminary information relating to a proposed tender offer for the shares of common stock of BI Incorporated. This material is neither an offer to purchase nor a solicitation of an offer to sell shares of BI. At the time the offer is commenced, the acquiring entity will file a Tender Offer Statement and BI will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information which should be read carefully before any decision is made with respect to the offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of BI, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the Commission) and the Solicitation/Recommendation Statement will also be available at no charge on the Commission's website at www.sec.gov.